23 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 184,500 RELX PLC ordinary shares at a price of 1239.0913p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,804,830 ordinary shares in treasury, and has 1,091,148,350 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 21,925,050 shares.

RELX NV announces that today, it purchased (through UBS Limited) 164,400 RELX NV ordinary shares at a price of €15.1651 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 76,882,394 ordinary shares in treasury, and has 972,264,006 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 19,769,000 shares.